May 22, 2025

Michael Novogratz
Chief Executive Officer
Galaxy Digital Inc.
300 Vesey Street
New York, NY 10282

       Re: Galaxy Digital Inc.
           Draft Registration Statement on Form S-1
           Submitted May 16, 2025
           CIK No. 0001859392
Dear Michael Novogratz:

        We have reviewed your draft registration statement and have the following comment.
Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
General

1. We note recent news articles about your plans to tokenize your shares. Please describe for us the timeline for these plans and tell us what consideration you have given to updating or revising your disclosure in light of these plans.
      Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-
3758 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Daniel Gibbons